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07000920

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40413

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BUCKMAN, BUCKMAN & REID, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

PROCESSED
MAR 0 6 2007
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

174 PATTERSON AVENUE
(No. and Street)

SHREWSBURY (City) NJ (State) 07702 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT M. SNYDER 732-530-0303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCGUIGAN TOMBS & COMPANY, PC
(Name – *if individual, state last, first, middle name*)

2399 HIGHWAY 34 (Address) MANASQUAN (City) NJ (State) 08736 (Zip Code)


SEC MAIL
RECEIVED
FEB 2 7 2007
WASH, D.C.
185

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

VA 3/5/07

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. JOHN BUCKMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BUCKMAN, BUCKMAN & REID, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHAIRMAN & CEO

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

mcguigan tombs & company PC
certified public accountants

2399 Highway 34 · Bldg. D
Manasquan, New Jersey 08736
732-292-1800 · Fax 732-292-9336

383 Fifth Avenue · 6th Floor
New York, New York 10016
212-683-1680 · Fax 212-683-1681

www.mcguiganco.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Buckman, Buckman & Reid, Inc. and Affiliate

We have audited the accompanying combined statements of financial condition of Buckman, Buckman & Reid, Inc. (a New Jersey corporation) and Affiliate as of December 31, 2006 and 2005, and the related combined statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Buckman, Buckman & Reid, Inc. and Affiliate, as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGuigan Tombs & Co. PC

McGuigan Tombs & Company, P.C.
Certified Public Accountants

February 10, 2007
Manasquan, New Jersey


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BUCKMAN, BUCKMAN & REID, INC. AND AFFILIATE

Combined Statements of Financial Condition

December 31, 2006 and 2005

ASSETS

	2006	2005
Cash and cash equivalents	$ 621,621	$ 36,508
Deposit with clearing organization	100,000	100,000
Securities owned		
Marketable, at market value	599,455	706,241
Not readily marketable, at market value	-	8,100
Receivable from clearing organization	357,010	613,989
Other receivables	136,169	96,750
Prepaid expenses and other assets	98,856	62,392
Property and equipment at cost, net of accumulated depreciation of $170,205 in 2006 and $154,374 in 2005	25,607	37,886
	$ 1,938,718	$ 1,661,866

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
Accounts payable and accrued expenses	$ 1,221,267	$ 963,234
Marketable equity securities sold short	-	113,660
Obligation under capital lease	4,081	15,098
Subordinated loans	360,000	360,000
Total liabilities	1,585,348	1,451,992
Stockholders' equity		
Common stock, no par value - authorized 10,000 shares; issued and outstanding 2,408 shares	248,212	248,212
Additional paid in capital	52,166	52,166
Retained earnings	52,992	(90,504)
Total stockholders' equity	353,370	209,874
	$ 1,938,718	$ 1,661,866

See accompanying notes to financial statements

mcguigan tombs & company PC
certified public accountants

2399 Highway 34 • Bldg. D
Manasquan, New Jersey 08736
732-292-1800 • Fax 732-292-9336

383 Fifth Avenue • 6th Floor
New York, New York 10016
212-683-1680 • Fax 212-683-1681

www.mcguiganco.com

February 10, 2007

The Board of Directors
Buckman, Buckman & Reid, Inc. and Affiliate
174 Patterson Ave.
Shrewsbury, New Jersey 07702

Gentlemen:

We have audited the combined financial statements of Buckman, Buckman & Reid, Inc. and Affiliate ("the Company") for the year ended December 31, 2006 and have issued our report thereon dated February 10, 2007. In planning and performing our audit of the financial statements of Buckman, Buckman & Reid, Inc., we considered its internal control structure (which includes the procedures for safeguarding securities) in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. We have not considered the internal control structure since the date of our report. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we noted no matters involving the internal control structure and its operation that we consider to be material weaknesses as defined above.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts verifications and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of



The Board of Directors
Buckman, Buckman & Reid, Inc. and Affiliate
February10, 2007
Page Two

Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The management of Buckman, Buckman & Reid, Inc. and Affiliate is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors and management of Buckman, Buckman & Reid, Inc. and Affiliate, the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission, and should not be used for any other purpose.

Very truly yours,

McGuigan Tombs & Co. PC

McGuigan Tombs & Company, P.C.
Certified Public Accountants

END


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